File No. 70-8787

                                      UNITED STATES
                            SECURITIES AND EXCHANGE COMMISSION
                                 WASHINGTON, D.C.  20549
                           __________________________________

                              PRE-EFFECTIVE AMENDMENT NO. 1

                                         TO THE

                             FORM U-1 APPLICATION/DECLARATION

                                          UNDER

                   THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                           _________________________________

                              New Century Energies, Inc.
                               1225 Seventeenth Street
                               Denver, Colorado  80202
                           __________________________________

                         (Name of company filing this statement
                      and address of principal executive offices)

                                         None
                           __________________________________

                        (Name of top registered holding company)

          Richard C. Kelly                 Doyle R. Bunch II
          President and Treasurer          Chairman and Secretary
          1225 Seventeenth Street          Tyler at Sixth
          Denver, Colorado  80202          Amarillo, Texas  79101

                     (Names and addresses of agents for service)

The Commission is requested to send copies of all notices, orders and communications in connection with this Application- Declaration to:

 William S. Lamb, Esq.                   Gary W. Wolf, Esq.
 LeBoeuf, Lamb, Greene & MacRae, L.L.P.  Cahill Gordon & Reindel
 125 West 55th Street                    80 Pine Street
 New York, New York  10019               New York, New York  10005

                    Patricia T. Smith, Esq.
                    William M. Dudley, Esq.
                    Public Service Company of Colorado
                    1225 Seventeenth Street
                    Denver, Colorado  80202


          New Century Energies, Inc. ("NCE") hereby amends its
Application/Declaration on Form U-1 (File No. 80-8787), as follows:

          1.   By amending and restating Item I.B.1.c. as follows:

          SPS

          SPS wholly owns two direct non-utility subsidiaries, UE and Quixx. No assets of Quixx or UE are presently, or will following the consummation of the Transaction be, included in the rate base of any public utility company within the NCE system. UE is a wholly owned subsidiary formed in 1986. It is engaged in a variety of engineering, design, construction, management and other miscellaneous services, employing approximately 120 employees. UE's assets at December 31, 1995, were approximately $43.4 million and total revenues for calendar year 1995 were $29.8 million. SPS is one of UE's major clients. UE is also involved in other projects for nonaffiliate customers, providing general engineering, development, design and rehabilitation services and management, construction, maintenance, operation and other related services. UE also works jointly with Quixx on cogeneration and other independent power and related projects.

          Quixx is a wholly owned subsidiary formed in 1986. Its primary business is investing in and developing cogeneration and energy-related projects. Quixx also holds water rights and certain other non-utility assets. Quixx employs approximately 70 employees. Quixx's assets at December 31, 1995 were approximately $86.o million and total revenues for calendar year 1995 were $19.7 million.

          UE has two affiliates as follows: S.A. Garza Engineers, Inc. ("SAGE"), in which UE holds a 39% convertible preferred stock interest and a 12% common stock interest, is involved in municipal water and wastewater projects, civil works and surveying services and may in the future provide services to NCE's utility subsidiaries and non-utility subsidiaries and affiliates; and Vista Environmental Services, L.L.C., 49% of which is owned by UE, performs environmental consulting services, client-regulatory interfacing, site assessments, due diligence, waste management planning, remedial action design and implementation, groundwater valuation, mineral surveys, and on-site field supervision in both the private and governmental sectors and is providing site remediation services, and will continue to provide site remediation and other services, to SPS and may in the future provide such services to NCE's utility subsidiaries and non-utility subsidiaries and affiliates.

          UE currently has one wholly owned subsidiary, Utility Engineering Carolina Corporation ("UE Carolina"), and intends to create two additional subsidiaries, Utility Services Corporation ("Utility Services") and Key Resource Management Corporation ("KRM").

          UE Carolina provides engineering, design and construction related services to the North Carolina energy projects (described below). UE Carolina was formed as a special purpose subsidiary to comply with North Carolina requirements with respect to its qualification to do business in such state.

          UE plans to create Utility Services as a new, wholly-owned subsidiary. Utility Services will provide services related to the engineering, design, and construction of cooling towers for power plants, as well as plant construction, distribution, operation and maintenance activity, resource recovery, plant and facility ownership and leasing, and wood product fabrication. Such services may be provided to utility and non-utility subsidiaries and affiliates.

          UE also plans to create KRM as a new, wholly-owned subsidiary. KRM will provide a resource database service. The database will be comprised of names of people who can be dispatched to provide temporary services to various projects. Such services may be provided to utility and non-utility subsidiaries and affiliates.

          Quixx has five wholly owned subsidiaries, four of which hold partnership interests in various energy-related limited partnerships. In addition, Quixx directly holds interests in five other entities. The following is a description of Quixx's subsidiaries and affiliates:

          Quixx holds a 25% limited partnership interest in BCH Energy Limited Partnership ("BCH"), which is constructing a waste-to-energy cogeneration facility located near Fayetteville, North Carolina to provide steam to a Du Pont De Nemours & Company ("Du Pont") plant near Fayetteville and electric power to Carolina Power & Light.

          Quixx holds a 95% interest in Vedco Louisville L.L.C., which owns a facility consisting of two gas-fired boilers providing steam to a Du Pont plant in Louisville, Kentucky.

          Quixx Jamaica, Inc., a wholly owned subsidiary of Quixx, holds a 99% limited partnership interest in KES Jamaica, L.P. which owns a 42.3 megawatt oil-fired combustion turbine power plant located in Montego Bay, Jamaica, W.I. and sells electricity to Jamaica Power Services.

          Quixx holds a 32-1/3% limited partnership interest and, through Quixx Carolina, Inc., a wholly owned subsidiary of Quixx, a 1% general partnership interest in Carolina Energy, Limited Partnership ("Carolina Energy"), which is developing, and will own and operate solid waste fueled cogeneration facilities in Wilson and Lenoir Counties, North Carolina, which will provide steam to a Du Pont plant and will sell electric power to Carolina Power & Light.

          Quixx holds a 24.67% limited liability partnership interest and, through Quixx WPP94, Inc., a wholly owned subsidiary of Quixx, a 0.33% general partnership interest in Windpower Partners, 1994, L.P., which owns a 35 megawatt windplant in Texas and sells the electricity to the City of Austin and the Lower Colorado River Authority.

          Quixx Power Services, Inc. ("QPS"), a wholly owned subsidiary of Quixx, will operate and maintain generation facilities in various locations, including the BCH and Carolina Energy cogeneration facilities.

          Amarillo Railcar Services, a railcar maintenance facility owned and operated by Quixx, provides inspection, light and heavy maintenance and storage for unit trains. A majority of these services are provided for railcars that transport coal for use by SPS.

          Quixx holds a 50% general partnership interest in Lindsay Cogeneration Limited Partnership, which intends to construct and operate an on site cogeneration facility to be utilized to remediate brine contamination of groundwater as mandated by California.

          Quixx holds a 1% general partnership interest and, through Quixx Resources, Inc., a wholly owned subsidiary of Quixx, a 99% limited partnership interest in Quixx WRR, L.P., which will hold all of Quixx's water rights located in Roberts, Gray, Hutchinson and Carson Counties, Texas.

          In addition, Quixx has royalty interests in coal and other minerals produced and to be produced from certain New Mexico properties owned by the Pittsburgh and Midway Coal Mining Company. Quixx also finances sales of heat pumps and markets other non-utility goods and services.

          Together, SPS's non-utility subsidiaries constituted approximately 13 percent of the consolidated book value of the assets of SPS and it subsidiaries at August 31, 1995.

          A corporate chart of SPS and its subsidiaries, showing their non-utility interests, is filed as Exhibit E-5.

          2.   By amending and restating Item 3.A.1.b. as follows:

          Section 10(b)(2) -- Fairness of Consideration

          Section 10(b)(2) requires the Commission to determine whether the consideration to be given by NCE to the holders of PSCo Common Stock and SPS Common Stock in connection with the Transaction is reasonable and whether it bears a fair relation to investment in and earning capacity of the utility assets underlying the securities being acquired.<F11> Market prices at which securities are traded have always been strong indicators as to values. As shown in the table below, most quarterly price data, high and low, in the years 1994 and 1995, for PSCo and SPS Common Stock provide support for this conversion ratio.


                    PSCo                                 SPS*
               High      Low     Dividends     High     Low    Dividends
 1994

 First      $ 32 1/8  $ 28 1/2    $ 0.50    $ 30 7/8 $ 27 5/8  $ 0.55
 Quarter

 Second       29 3/4    25 3/8      0.50      29 1/8   23 3/4    0.55
 Quarter

 Third        27 7/8    24 3/4      0.50      27 1/4   24 7/8    0.55
 Quarter

 Fourth       30 1/8    25 7/8      0.50      28       25 3/8    0.55
 Quarter

 1995

 First        31 1/2    29          0.51      29 3/8   26 1/2    0.55
 Quarter


 Second       32 7/8    29 1/4      0.51      29 7/8   27 3/4    0.55
 Quarter

 Third        34 1/2    30 5/8      0.51      32 7/8   28 5/8    0.55
 Quarter

 Fourth       35 7/8    33 3/8      0.51      33 7/8   32        0.55
 Quarter

* The information is provided for calendar quarters. Fiscal quarters for SPS end on the last day of each November, February, May and August.

          On August 22, 1995, the last full trading day before the public announcement of the execution and delivery of the Merger Agreement, the closing price per share on the NYSE Consolidated Tape of (i) PSCo Common Stock was $31 1/2 and (ii) SPS Common Stock was $29 3/8, a ratio of 1 to 0.93.

          The fairness of the Transaction's consideration is also evidenced by the fact that the Transaction is a pure stock-for-stock exchange and qualifies for treatment as a pooling of interests for accounting purposes.<F12> As set forth more fully above, each share of PSCo Common Stock will be converted into the right to receive one share of NCE Common Stock, and each share of SPS Common Stock will be converted into the right to receive 0.95 of one share of

____________________

<F11>     The shares of PSCo preferred stock and SPS preferred stock outstanding at the time of the consummation of the Transaction will remain outstanding preferred stock of PSCo and SPS, respectively.

<F12>     Twelve specific conditions must be met to qualify as a pooling.  The
          Transaction should meet those criteria as follows: (1) Both PSCo and SPS were autonomous and were not a subsidiary or division of another corporation within two years before the plan of combination was initiated; (2) At the date of the merger initiation and at the date of consummation SPS and PSCo are independent of each other; (3) SPS and PSCo will undertake a course of action which will attempt to complete the transaction within one year in accordance with a specific plan, or completed in a single transaction. Litigation or proceedings of a governmental authority that delay the completion of a plan are excepted from the one-year rule, provided they are beyond the control of the combining companies; (4) At the consummation date of the plan, NCE will offer and issue its majority class of stock (voting rights) for no less than 90% of the voting common stock interests of SPS and PSCo. The 90%, or more of the voting common stock interests being acquired is determined at the date the plan is consummated; (5) No changes in the equity interests of the voting common stock of SPS or PSCo were to be made in contemplation of a pooling of interests. This restriction is for a period beginning two years prior to the initiation date of the plan of combination and for the period between the initiation date and the consummation date; (6) SPS and PSCo will not reacquire any of its voting common stock in substance or form to effect a business combination. Any reacquisition must be a normal amount as evidenced by both companies' patterns of reacquisition prior to the merger; (7) Each SPS and PSCo common stockholder will receive a voting common stock interest exactly in proportion to his or her voting common stock interest prior to the combination; (8) The SPS and PSCo common shareholders will receive the rights they are entitled to and will not be deprived or restricted in any way from exercising those rights; (9) The entire merger agreement will be effected on the date of consummation; (10) Subsequent to consummation the combined corporation, NCE will not agree to reacquire or retire any of the stock which was issued to effect the transaction; (11) NCE will not enter into any agreements to the benefit of the former shareholders of SPS or PSCo, such as loan guarantees; (12) NCE will not plan to dispose of substantial amounts of the assets of SPS or PSCo within two years of the date of the combination other than routine transactions in the ordinary course of business or to eliminate excess capacity.


NCE Common Stock. The Transaction will therefore involve no "acquisition adjustment" or other write-up of the assets of SPS or PSCo.

          In addition, the Conversion Ratios are the product of extensive and vigorous arms-length negotiations between PSCo and SPS. These negotiations were preceded by months of due diligence, analysis and evaluation of the assets, liabilities and business prospects of each of the respective companies. See NCE Registration Statement on Form S-4 (Exhibit C-1 hereto).

          Finally, nationally-recognized investment bankers for each of PSCo and SPS have reviewed extensive information concerning the companies and analyzed the Conversion Ratios employing a variety of valuation methodologies, and have opined that the Conversion Ratios are fair, from a financial point of view, to the respective holders of PSCo Common Stock and SPS Common Stock. The investment bankers' analyses and opinions are attached as Annexes II and III to NCE's Registration Statement on Form S-4 and are described on pages 33-43 of the Form S-4 (Exhibit C-1 hereto).

          In light of these opinions and an analysis of all relevant factors, including the benefits that may be realized as a result of the Transaction, NCE believes that the Conversion Ratios fall within the range of reasonableness, and the consideration for the Transaction bears a fair relation to the sums invested in, and the earning capacity of, the utility assets of PSCo and SPS.

          3.   By amending and restating Item 3.A.4. as follows:

          Other Applicable Provisions - Section 9(a)(1)

          NCE is also requesting authorization from the Commission under
Section 9(a)(1) of the Act for the acquisition by it of the voting securities of NC Services and NC Hold as part of the Transaction. Section 9(a)(1) of the Act requires a registered holding company or any subsidiary thereof to obtain authorization from the Commission before acquiring "any securities or utility assets or any other interest in any business." In order to approve an acquisition under Section 9(a)(1), the Commission must find that such acquisition meets the standards of Section 10 of the Act, which in turn requires compliance with Section 8 and 11 of the Act. Although NCE will not become a registered holding company until consummation of the Transaction and thus
Section 9(a)(1) is not applicable to it until that time, because NCE will become subject to Section 9(a)(1) and the exact chronology of the formation of NC Hold and NC Services has not been determined, NCE is requesting the Commission's authorization for these transactions.

          The acquisition by NCE of the common stock of NC Services, making it a wholly owned subsidiary of NCE, will allow NCE to create a subsidiary service company and capture economies of scale from the centralization of administrative and general services to be provided to system companies. Since the cost of such services are considered in rate cases, the benefits realized as a result of NC Services will accrue to NCE's ratepayers. Virtually every registered holding company has a subsidiary service company performing many of the same functions as NC Services will perform. The acquisition of NC Services is in the public interest, will not unduly complicate the capital structure of NCE and will not cause the NCE system to violate any other provision of the Act. NC Services' only class of authorized stock will be its common stock, all of which will be owned by NCE. The operation of NC Services, and the allocation of cost for its operation, is discussed in detail in Item 3.B below.

          NCE is also requesting authorization to acquire all of the issued and outstanding common stock of NC Hold, which will serve as an intermediate holding company for certain of the system's non-utility subsidiaries. NCE believes that an intermediate holding company provides a clearer separation between the system's utility and non-utility operations of the system and allows for centralization of the operation of the non-utility operations. Although NC Hold will have issued and outstanding debt to SPS (in connection with NC Hold's acquisition of UE and Quixx) as part of the Transaction, this should not unduly complicate the NCE system's capital structure. While NC Hold will have a board of directors, appointed officers and, possibly, employees, it also will receive services from NC Services. Costs for any work performed for NC Hold by NC Services will be charged to NC Hold in accordance with the appropriate allocation method set forth in the Non-Utility Service Agreement.

          Finally, NC Hold requests authorization under Section 9(a)(1) of the Act to acquire all of the issued and outstanding common stock of e prime, UE, Quixx, Young Gas and Natural Fuels. As discussed in Item 3.A.2.a.ii above, each of these businesses may be retained by the NCE system under the Act. NCE believes that the reorganization of these non-utility businesses as subsidiaries of NC Hold instead of as subsidiaries of either PSCo or SPS directly, will be beneficial to ratepayers by insulating the operating utilities from the results of operations of these entities. NC Hold will directly or indirectly acquire the securities of certain current PSCo subsidiaries via an equity contribution from NCE. In order to maintain the current equity capitalization of SPS, NC Hold will issue debt to SPS in exchange for the securities of UE and Quixx. The acquisitions of Quixx and UE are proposed to be consummated as sales for debt in order to preserve the capital structure of SPS. The equity of the two subsidiaries at December 31, 1995 was valued at $93.4 million, or approximately 13% of SPS's equity of $720.8 million. Transferring the subsidiaries by payment of a dividend of their stock would cause a reduction of SPS's equity by this same amount. This would be viewed negatively from a regulatory and rating agency point of view. Selling the subsidiaries eliminates this adverse impact on SPS.

          The debt issued by NC Hold will have a twenty year maturity and bear interest at a fixed rate, with interest payments to be made semi-annually. The interest rate will be determined at the time of issuance based on the then prevailing rate which would be charged by an unaffiliated third party. The principal will be repaid in twenty equal annual installments. NC Hold will have the option to prepay the entire obligation, including accrued and unpaid interest, at any time without any prepayment premium. The form of note to be used to evidence the debt of NC Hold is attached as Exhibit J-5. NC Hold expects to have sufficient earnings to service the debt based on the expected earnings of UE and Quixx. See Exhibit J-4. If necessary, NC Hold will also have available the earnings of its other subsidiaries.

          4.   By amending and restating Item 3.B as follows:

               Intra-System Provision of Services

          In addition to its request that the Commission find NC Services and UE to be so organized and conducting their businesses as to meet the requirements of Section 13(b) for subsidiary service companies, NCE also is requesting exemptions from the provisions of Rules 90 and 91, and the at-cost requirements contained therein, in connection with services provided by NC Services, UE, Quixx, QPS, UE Carolina, Utility Services, KRM and e prime to certain affiliated QFs, IPPs, EWGs and FUCOs, and for e prime to continue to provide services at market-based rates to the partnership owning the facility in which Young Gas holds a general partnership interest. As described in more detail below, NCE believes these exemptions will help the above-named companies compete more effectively for the provision of services to such entities, which are either majority-owned by unaffiliated third parties eliminating the potential for abusive affiliate transactions, are otherwise adequately regulated with respect to affiliate transactions or do not otherwise present the concerns for which the at-cost standards were developed. The Commission has indeed granted similar exemptions to existing registered holding companies.<F43> At this point in time, the companies who would be purchasing services pursuant to this exemption are as follows: Young Gas Storage Co., Ltd. and the two facilities in which Quixx has invested that are located in North Carolina, BCH and Carolina Energy. In addition, NCE may also need an exemption from the at-cost requirements of Rules 90 and 91 in connection with certain services provided by PSCo to e prime. These exemptions would involve situations where e prime is marketing a product or service some component of which will involve products or services received from PSCo. As discussed in more detail below, such exemptions may be required in order to make the products or services viable for marketing to non-affiliates, are consistent with Commission precedent and would be beneficial to both the service provider and service purchaser.
<F44>  All other services provided by NCE system companies to other NCE system companies will be in accordance with the requirements of Section 13 of the Act, unless otherwise exempted by the Commission or the rules promulgated under the Act.

               NC Services

          As described in Item 1.B.1.c.v, NC Services will provide PSCo, SPS and Cheyenne, pursuant to the Services Agreement, and the non-utility subsidiaries of the NCE system, pursuant to the Non-Utility Services Agreement, with a variety of administrative, management and support services, including services relating to electric power planning, transportation, materials management, facilities and real estate, accounting, budgeting and financial forecasting, finance and treasury, rates and regulation, legal, internal audit, corporate communications, environmental, fuel procurement, corporate planning, investor relations, human resources, marketing and customer services, information systems and general administrative and executive management services. In accordance with the Service Agreement, services provided by NC Services will be directly assigned, distributed or allocated by activity, project, program, work order or other appropriate basis. To accomplish this, employees of NC Services will record transactions utilizing the existing data capture and accounting systems of each client company. Costs of NC Services will be accumulated in accounts of NC Services and directly assigned, distributed and allocated to the appropriate client company in accordance with the guidelines set forth in the Service Agreement. SPS and PSCo are currently developing the system and procedures necessary to implement the Service Agreement.

          It is anticipated that NC Services will be staffed by transfer of personnel from PSCo, SPS and their subsidiaries. NC Services' accounting and cost allocation methods and procedures are structured so as to comply with the Commission standards for service companies in registered holding-company systems. NC Services' billing system uses the "Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies" established by the Commission for service companies of registered holding-company systems.

          As compensation for services, the Service Agreement provides for the client companies to: "pay to [NC Services] all costs which reasonably can be identified and related to particular services performed by [NC Services] for or on its behalf." Where more than one company is involved in or has received benefits from a service performed, the Service Agreement provides that "costs will be directly assigned, distributed or allocated, between or among such companies on a basis reasonably related to the service performed to the extent reasonably practicable," in accordance with the methods set forth in Appendix A to the Service Agreement. Thus, charges for all services provided by NC Services to affiliated utility companies will be on an "at cost" basis as determined under Rules 90 and 91 of the Act. The Non-Utility Service Agreement contains provisions similar to those of the Service Agreement, except as set forth in detail below in this Item 3.B. The Non-Utility Service Agreement also permits charges for certain services to be at fair market value to the extent authorized by the Commission. Thus, except for the requested exceptions discussed below, services provided by NC Services to non-utility affiliates pursuant to the Non-Utility Service Agreement will also be charged on an "at cost" basis as determined under Rules 90 and 91 of the Act.

          Section 13(b) of the Act allows the Commission to exempt transactions, by rule, regulation or order, from the provisions of Section 13(b) and the rules promulgated thereunder if such transactions:

          (1) are with any associate company which does not derive, directly or indirectly, any material part of its income from sources within the United States and which is not a public utility company operating within the United States or (2) involve special or unusual circumstances or are not in the ordinary course of business.

The Commission has utilized this exemptive power in the past under certain circumstances<F45> and recently with some frequency to generally allow non-utility subsidiaries of registered holding companies to provide services to certain FUCOs, EWGs and QFs at market-based rates.<F46> In addition, in the 1995 Report, the Division recommended that "the SEC should also issue exemptive orders under Section 13 allowing more nonutility subsidiaries to charge market rates to nonutility affiliates."<F47> The Commission's principal concern under Section 13 of the Act is to protect the utility companies in a holding company system from abusive cross-subsidization transactions with affiliates. Exemptions from Rules 90 and 91 for purely non-utility transactions will not interfere with this mandate as all services to utility subsidiaries will be at cost in accordance with Rules 90 and 91, but will benefit the holding company system by allowing it to offer competitively priced services based on market considerations. Thus, NC Services hereby requests that the Commission grant an exemption from the provisions of Rules 90 and 91, and the at-cost requirement contained therein, for the following transactions: Services provided to associate FUCOs and EWGs that derive no part of their income, directly or indirectly, from the generation, transmission or distribution of electric energy for sale or the distribution of natural gas at retail in the United States; and services provided to an associated EWG, QF or IPP, provided that the purchaser of the electricity sold by such entity is not an associate company of NCE. No services will be provided at market-based rates to a QF, IPP or EWG selling electricity to PSCo, SPS or Cheyenne unless authorized by the Act or the Commission.

          No change in the organization of NC Services, the type and character of the companies to be serviced, the methods of allocating costs to associate companies, or in the scope or character of the services to be rendered subject to Section 13 of the Act, or any rule, regulation or order thereunder, shall be made unless and until NC Services shall first have given the Commission written notice of the proposed change not less than 60 days prior to the proposed effectiveness of any such change. If, upon the receipt of any such notice, the Commission shall notify NC Services within the 60-day period that a question exists as to whether the proposed change is consistent with the provisions of
Section 13 of the Act, or of any rule, regulation or order thereunder, then the proposed change shall not become effective unless and until NC Services shall have filed with the Commission an appropriate declaration regarding such proposed change and the Commission shall have permitted such declaration to become effective.

          NCE believes that the Service Agreement and the Non-Utility Service Agreement are structured so as to comply with Section 13 of the Act and the Commission's rules and regulations thereunder.

          Rule 88: Rule 88 provides that "[a] finding by the Commission that a subsidiary company of a registered holding company . . . is so organized and conducted, or to be conducted, as to meet the requirements of Section 13(b) of the Act with respect to reasonable assurance of efficient and economical performance of services or construction or sale of goods for the benefit of associate companies, at cost fairly and equitably allocated among them (or as permitted by Rule 90), will be made only pursuant to a declaration filed with the Commission on Form U-13-1, as specified" in the instructions for that form, by such company or the persons proposing to organize it. Notwithstanding the foregoing language, the Commission has on at least two recent occasions made findings under Section 13(b) based on information set forth in an Application/ Declaration on Form U-1, without requiring the formal filing of a Form U-13-1. See CINergy Corp., HCAR No. 26146 (Oct. 21, 1994); UNITIL Corp., HCAR No. 25524 (April 24, 1992). In this Application/Declaration, NCE has submitted substantially the same applicable information as would have been submitted in a Form U-13-1.

          Accordingly, it is submitted that it is appropriate to find that NC Services is so organized and its business will be so conducted as to meet the requirements of Section 13(b), and that the filing of a Form U-13-1 is unnecessary, or, alternatively, that this Application/Declaration should be deemed to constitute a filing on Form U-13-1 for purposes of Rule 88.

               UE

          NCE also requests that the Commission find that UE is so organized and to be conducted as to meet the requirements of Section 13(b), and that the filing of a Form U-13-1 is unnecessary, or, alternatively, that this

____________________

<F43>     See infra notes 45 and 46 and accompanying text.

<F44>     See note 53 and accompanying text.

<F45>     See, e.g., New England Electric System, HCAR No. 22309 (Dec. 9, 1981)
          (utility permitted to enter into lease with affiliated joint venture with lease payments based on market price); EUA Cogenex Corporation, HCAR No. 263731 (Sept. 14, 1995) (authorizing service companies of two registered holding companies to provide services to affiliated joint venture at market based rates in certain circumstances).

<F46>     See, e.g., Entergy Corporation, HCAR No. 26322 (June 30, 1995);
          General Public Utilities Corporation, HCAR No. 26307 (June 14, 1995) and The Southern Company, HCAR No. 26212 (Dec. 30, 1994).

<F47>     1995 Report at 102.


Application/Declaration should be deemed to constitute a filing on Form U-13-1 for purposes of Rule 88.

          As previously discussed, following consummation of the Transaction, UE will be an engineering, development, design and rehabilitation services and management, construction, maintenance and operation and other related services subsidiary of NC Hold directly, and indirectly of NCE. It is anticipated that virtually all services provided for PSCo, SPS and Cheyenne by UE will be on an "at cost" basis as determined under Rules 90 and 91 of the Act and as further described in the form of UE Service Agreement between UE and its utility affiliates attached hereto as Exhibit B-4. UE will also provide services to non-utility affiliates and the form of UE Non-Utility Service Agreement between UE and its non-utility affiliates, attached hereto, as Exhibit B-5, contains a cost allocation formula designed to ensure compliance with such rules. The procedural methods relating to UE's provision of services to affiliates are set forth in Exhibit B-7 hereto. UE will provide such services to unaffiliated companies on market-based rates.

          The UE Non-Utility Services Agreement also permits charges for certain services at fair market value to the extent authorized by the Commission. Thus, except for certain requested exceptions discussed below, services provided by UE to non-utility affiliates pursuant to the UE Non-Utility Services Agreement will be charged on an "at cost" basis as determined under Rules 90 and 91 of the Act.

          NCE hereby requests that the Commission grant an exemption from the provisions of Rules 90 and 91, and the at-cost requirement contained therein, for services provided by UE to associated QFs, IPPs, EWGs and FUCOs meeting the criteria set forth above in Item 3.B. UE intends to provide the following services to these entities: operations and management services, which include development, permitting, environmental, engineering, design, resource management, construction and construction management, pre-operational start-up, testing and commissioning, long-term operations and maintenance, fuel procurement, management and supervision, technical training, administrative support, and any other managerial or technical services required to design, build, operate and maintain electric power facilities, to developers, owners and operators of domestic and foreign power projects, including power projects that Quixx, its subsidiaries, or other associated companies may develop on its own or in collaboration with third parties, and to other associated companies, except as described below.<F48>

          If, as a result of a minority investment by Quixx or other NCE associated company, the entities for which UE will provide services do not meet the requirements set forth in Item 3.B., UE should be allowed an exemption for the "at-cost" standard because these situations involve special or unusual circumstances. The Commission has granted such exemption in similar situations based upon a consideration of what is necessary or appropriate for the public interest and in light of the abuses the Act was intended to prevent.<F49>
In joint venture situations where one of NCE's associated companies owns an interest of less than a majority and one or more of the other partners owns an interest equal to or greater than the interest owned by the NCE associated company, despite the interest such associated companies may have in the ventures, the terms of UE's provisions of services will be made freely and openly by parties dealing at arms' length and subject to the checks and balances of a competitive system. In each case, the partners will have economic and competitive incentive to negotiate their own best possible price. Consequently, situations in which abusive cross-subsidization could occur will not exist. Thus, the concern of the Act with abusive affiliate transactions will not be an issue.

          No services will be provided at market-based rates to entities or associated companies which sell electricity to PSCo, SPS or Cheyenne unless authorized by the Act or the Commission.

          NCE believes that significant advantages can be gained by centralizing most design and engineering personnel in the NCE system in this special purpose subsidiary service company as the NCE system will benefit from the economies of scale that come with centralization in general, while at the same time the pre-existing reputation and good-will associated with UE will be maintained, allowing it to continue to compete in the marketplace for third party contracts on the same basis as prior to the Transaction. The Commission has recognized a number of special purpose subsidiary service companies in the past.<F50>

          QPS and UE Carolina

          QPS is a wholly owned subsidiary of Quixx, organized to operate and maintain generation facilities. QPS will operate and maintain generation facilities in various locations and is currently under contract to operate and manage two cogeneration facilities in which Quixx has an interest of less than a majority: the BCH waste-to-energy cogeneration facility and the Carolina Energy solid waste fueled cogeneration facility. In both instances, and in future similar situations, QPS will provide operations and management services to these "technical" affiliates (i.e., entities which have more than 5% of their voting securities owned by a NCE subsidiary but which have one or more other non-affiliated, independent security holders holding a percentage of the voting power equal to or greater than that held by the applicable NCE subsidiary) which will include development, engineering design, construction and construction management, pre-operational start-up, testing and commissioning, long-term operations and maintenance, fuel procurement, management and supervision, technical training, administrative support, and any other managerial or technical services required to operate and maintain electric power facilities.

          Also as previously discussed, UE Carolina is a special purpose subsidiary that provides engineering, design and construction related services to the North Carolina projects in which Quixx has invested.

          NCE hereby requests that the Commission grant an exemption from the provisions of Rules 90 and 91, and the at-cost requirement contained therein, for the provision of such services to these "technical" affiliates. The Commission's principal concern under Section 13 of the Act is to protect the utility companies in a holding company system from abusive cross-subsidization transactions with affiliates. The Commission has granted exceptions to allow for fair market pricing of such services under certain circumstances and NCE requests an exemption from the provisions of Rules 90 and 91 as described above in Item 3.B. With respect to the existing contracts and in future instances, QPS will be providing services to developers, owners and operators of various power projects, including power projects that Quixx, its subsidiaries or other associated companies may develop on their own or in collaboration with third parties, and to other associated companies. UE Carolina will provide engineering, design and construction related services for the North Carolina projects in which Quixx has invested. In similar circumstances, the Commission has authorized exemptions from the at-cost standard of Section 13.<F51>

          Even if the entities for which QPS or UE Carolina will provide services do not meet these requirements, QPS and UE Carolina should be allowed an exemption for the "at-cost" standard because these situations involve special or unusual circumstances. The Commission has granted such exemptions in joint venture situations based upon a consideration of what is necessary or appropriate for the public interest and in light of the abuses the Act was intended to prevent.<F52> In the existing contracts and in future ventures where one of NCE's associated companies owns an interest of less than a majority and one or more of the other partners owns an interest equal to or greater than the interest owned by the NCE associated company, despite the interests that Quixx, its subsidiaries, or other associated companies may have in the ventures, the terms of QPS's or UE Carolina's provisions of services were and will be made freely and openly by parties dealing at arms' length and subject to the checks and balances of a competitive system. In each case, the partners had and will have economic and competitive incentive to negotiate their own best possible price. Consequently, a situation in which abusive cross-subsidization could occur does not exist. No services will be provided at market-based rates to entities or associated companies which sell electricity to PSCo, SPS or Cheyenne unless authorized by the Act or the Commission. Thus, the concern of the Act with abusive affiliate transactions is not an issue in this instance.


               Other Services

          As previously mentioned, e prime, Utility Services and KRM may provide intra-system services to associated QFs, IPPs, EWGs, and FUCOs and e prime may provide administrative and consulting services to Young Gas Storage Co., Ltd., the partnership that owns the Young Gas Storage facility and in which Young Gas holds a 47.5% interest.

          NCE hereby requests that the Commission grant an exemption from the provisions of Rules 90 and 91, and the at-cost requirement contained therein, for services provided by e prime, Utility Services and KRM to associated QFs, IPPs, EWGs and FUCOs meeting the criteria set forth above in Item 3.B. No services will be provided at market-based rates to entities or associated companies which sell electricity to PSCo, SPS or Cheyenne unless authorized by the Act or the Commission.

          In addition, NCE requests an exemption from the provisions of Rules 90 and 91 for e prime to continue to provide services to Young Gas Storage Co., Ltd. at market based rates. Similar to the situation with QPS, the NCE system will only hold a 47.5% interest in Young Gas Storage Co., Ltd. and must negotiate on an arms length basis with the majority owner (the Coastal Corporation) with regard to the provision of such services. Thus, the concern of the Act with abusive affiliate transactions is not an issue in this instance.

          NCE also may need an exemption from the provisions of Rules 90 and 91 with regard to certain services provided by PSCo to e prime. Although e prime's business is still in early development stages, NCE believes that in situations where e prime is marketing products and services to non-affiliates which products and services contain, in part, products or services from PSCo, in order to competitively market such products or services, some deviation from a strict interpretation of the at-cost requirements may be needed. For example, e prime and PSCo may enter into an arrangement whereby e prime could market certain billing or accounting services to non-affiliates in connection with which it would use PSCo's computer system (the "CIS System"). A proposed compensation arrangement under consideration is that e prime would pay PSCo for the use of the system based on market rates or PSCo's marginal cost for e prime's usage with some profit participation or some similar formula. To the extent any such arrangement is put in place, no related deviation from strict at-cost charges will be undertaken unless the entity providing services first gives written notice to the Commission of the basis for calculating such charge. As with changes in NC Services' allocation formula, such charge will not be effective if within 60 days, the Commission notifies the party providing notice of any questions until an application for such charge is declared effective. The parties believe that any such deviation from strict at-cost allocations is consistent with Commission precedent.<F53>

          PSCo, SPS and Cheyenne may also provide to one another services incidental to their utility businesses, such as power plant maintenance overhauls, power plant and storm outage emergency repairs and services of personnel with specialized expertise related to the operation of the utility (i.e., services by an industrial lighting specialist or waste disposal specialist). These services will be provided at cost in accordance with the standards of the Act and the Commission's rules and regulations thereunder. Moreover, PSCo's CIS System will remain an asset of PSCo following the transaction. While all required system personnel involved in the operation of the CIS System will be employees of the service company or outside contractors and all charges for labor provided by service company employees will be subject to the terms of the Service Agreement and the Non-Utility Service Agreement, PSCo will charge other system companies for the use of the CIS System at cost.

          5. By amending Item 6 to include the following exhibit filed herewith:

          J-5 Form of NC Hold Note



                                    SIGNATURE

          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Pre-Effective Amendment to the Application/Declaration of New Century Energies, Inc. to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  March 25, 1996

                                   New Century Energies, Inc.


                                   By:  /s/
                                        Doyle R. Bunch II
                                        Chairman and Secretary


                                        /s/
                                        Richard C. Kelly
                                        President and Treasurer

____________________

<F48>     See, e.g., Entergy Corporation, HCAR No. 26322 (June 30, 1995)
          (authorizing operations and management services including design and long-term operations) and American Electric Power Company, HCAR No. 26267 (April 5, 1995) (authorizing provision of services including engineering and construction services to certain affiliated and non-affiliated entities involved in projects relating to the generation, transmission, and distribution of electric power).

<F49>     See, e.g., New England Electric System, HCAR No. 22309 (December 9,
          1981) (joint venture).

<F50>     See, e.g., American Electric Power Company, HCAR No. 22468 (April 21,
          1982) (consulting subsidiary); Entergy Corp., HCAR No. 25718 (Dec. 28,
          1992) (subsidiary engaged in energy management services and development of efficient lighting technology); Northeast Utilities, HCAR No. 25565 (June 29, 1992) (subsidiary servicing nuclear power project).

<F51>     See, e.g., Entergy Corporation, HCAR No. 26322 (June 30, 1995)
          (authorizing fair market prices for the provision of operations and management services, including long-term operations and maintenance, to certain power projects, including those developed by associate companies).

<F52>     See, e.g., New England Electric System, HCAR No. 22309 (December 9,
          1981).

<F53>     See, Entergy Corporation, Hear No. 26322 (June 30, 1995) (allowing non-utility subsidiary to pay incremental costs plus profit sharing in connection with marketing and use of products and services from system operating utilities).